Law Offices Of Michael H. Hoffman, P.A.

1953 NW 22nd Street
Miami, Florida 33142
Tel: (786) 280-7575
Fax: (786) 276-6848
michaelhoffman@myseclawyer.com

April 14, 2006

United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	PracticeXpert, Inc. Item 4.02 Form 8-K Filed April 10, 2006 File No. 0-30583

Ladies and Gentlemen:

On behalf of PracticeXpert, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of April 12, 2006 to Mr. Michael Manahan, Chief Executive Officer of the Company, regarding the above referenced report on Form 8-K.

As set forth in the letter from the staff, the Company acknowledges and agrees as follows: (A) the Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission (the “Commission”); (B) the staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (C) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filings or in response to the staff comments on the filings.

The following captions and numbered paragraphs set forth herein correspond to the captions and numbered paragraphs contained in the staff’s letter to the Company:

1.
The Company agrees with the staff comment that reference to the SEC Staff’s positions within the discussion of the restatement set forth in the Form 8-K is unwarranted, because the Company’s restatement is being made in reconsideration of the requirements of GAAP, not the SEC Staff’s positions. Enclosed herewith is the Company’s Form 8-K/A, which revises the last paragraph of the report removing any reference to the SEC Staff’s positions.

United States Securities
and Exchange Commission
April 14, 2006

2.
The Company acknowledges the staff comment that the Form 8-K be refiled under Item 4.02 in the EDGAR System pursuant to SEC Release 33-8400. In accordance with this comment, the enclosed Form 8-K/A is being refiled under Item 4.02 in the EDGAR System pursuant to SEC Release 33-8400.

Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.